Exhibit (d)(4)

eBay Inc. 2145 Hamilton Ave. San Jose, Ca 95125

Company Tax ID: 77-0430924

Notice of Grant of Award
and Award Agreement

[FIRST NAME LAST NAME]	Award Number:	_______________________
[ADDRESS]	Plan:	_______________________
	Type:	_______________________

Effective             , you have been granted an award of              restricted stock units. These units are restricted until the vest date(s) shown below, at which time you will receive shares of eBay Inc. (the Company) common stock.

The award will vest in increments on the date(s) shown.

Shares	Full Vest
_____________	_____________
_____________	_____________
_____________	_____________
_____________	_____________
_____________	_____________

All vesting is subject to Participant’s continued service with the Company or a Subsidiary through the applicable vesting date. With respect to Participants who are subject to taxation in the U.S. under the Code, in no event shall any Restricted Stock Units vest following Participant’s separation from service (within the meaning of Section 409A(a)(2)(A)(i) of the Code).

By Participant’s signature and the Company’s signature below, Participant agrees to be bound by the terms and conditions of the Plan, the Restricted Stock Unit Agreement, including the Appendix and this Grant Notice. Participant has reviewed the Plan, Restricted Stock Unit Agreement, the Appendix, and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, the Restricted Stock Unit Agreement including the Appendix and this Grant Notice. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Company upon any questions arising under the Plan or the Restricted Stock Unit Agreement, including the Appendix and this Grant Notice.

eBay Inc.	Date

[Name]	Date

eBAY Inc.

APPENDIX – ISRAEL TAXPAYERS

2008 GLOBAL EQUITY INCENTIVE AWARD PLAN

1.	Special Provisions for Persons who are Israeli Taxpayers

1.1 This Appendix (the “Appendix”) to the eBay Inc. – 2008 Equity Incentive Award Plan (the “Plan”) is effective as of July 16, 2008 (the “Effective Date”).

1.2 The provisions specified hereunder apply only to persons who are subject to taxation by the State of Israel with respect to Awards.

1.3 This Appendix applies with respect to Awards granted under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to Awards that may be granted under the Plan from time to time, in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date. This Appendix complies with, and is subject to the ITO and Section 102.

1.4 The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern.

1.5 This Appendix shall also apply with respect to Stock Appreciation Rights and to the “Other Types of Awards”, as described in Articles 7 and 8 of the Plan, to the extent that the Committee shall determine that such Awards are appropriate for Israeli taxpayers and consistent with the requirements of the ITO and other applicable law, and subject to the Committee’s determination whether such Awards qualify as 102 Trustee Grants.

2.	Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Option” means an Option that is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which income resulting from the sale of Shares is taxed as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Grant” means a Stock Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” as used in this Appendix, shall mean any Affiliate (as defined in the Plan) that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” as defined under Section 32(9) of the Ordinance, means an individual who prior to the grant or as a result of the exercise of any Option, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the Ordinance) (i) 10% of the outstanding shares of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the Ordinance), or (v) the right to appoint a director of the Company.

“Election” means the Company’s choice of the type (as between capital gains track or ordinary income track) of 102 Trustee Grants it will make under the Plan, as filed with the ITA.

“Eligible 102 Participant” means an Employee or an individual who is serving as a director or an office holder of the Company or an Affiliate, who is not a Controlling Shareholder.

“Israeli Fair Market Value” shall mean with respect to 102 Capital Gains Track Grants only, for the sole purpose of determining tax liability pursuant to Section 102(b)(3) of the ITO, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

“ITA” means the Israeli Tax Authorities.

“ITO” means the Israeli Income Tax Ordinance (New Version) 1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” means a Stock Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Option” means an Option granted pursuant to the terms and conditions of the Plan and the Appendix.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Options or Shares granted by the Company must be held by the Trustee for the benefit of the person to whom it was granted. As of the Effective Date, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date of grant.

“Rules” means the Income Tax Rules (Tax benefits in Share Issuance to Employees) 5763-2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time, including most recently by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Shares” means shares of Stock, including shares of Stock issued upon exercise of Options or pursuant to other Awards under the Plan.

“Trustee” means a person or entity designated by the Board to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

3.	Types of Awards and Section 102 Election

3.1 Grants of Awards made pursuant to Section 102, shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Company’s Election regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2 Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Appendix. Participants who are not Eligible 102 Participants may be granted only 3(i) Options under this Appendix.

3.3 No 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA.

3.4 The Option Agreement or documents evidencing the Awards granted or Shares issued pursuant to the Plan and this Appendix shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

3.5 102 Capital Gains Track Grants shall be granted with an exercise price per share equal to the greater of (i) the Fair Market Value (as defined in the Plan) of the Shares or (ii) the Israeli Fair Market Value of the Shares, as of the date of grant.

4.	Terms And Conditions Of 102 Trustee Options

4.1 Each 102 Trustee Grant will be deemed granted on the date stated in a written notice by the Company, provided that effective as of such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to this Section 4.

4.2 Each 102 Trustee Grant granted to an Eligible 102 Participant and each certificate for Shares acquired pursuant to a 102 Trustee Grant shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Stock Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the Israeli Income Tax Authority that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise of such Option prior to the full payment of the Eligible 102 Participant’s tax liabilities.

4.3 Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Appendix or any Award Agreement that is not consistent therewith. Any provision of the ITO and any approvals by the Income Tax Commissioner not expressly specified in this Appendix or any document evidencing an Award that are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4 During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Options or Shares and other shares received subsequently following any realization of rights derived from Shares or Options or other Awards (including stock dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the shares have been withheld for transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable agreement and any applicable law. To avoid doubt such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5 In the event a stock dividend is declared and/or additional rights are granted with respect to Shares which derive from Awards granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such dividend shares and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant after deduction of taxes and mandatory payments in compliance with applicable withholding requirements. To avoid doubt, if a Participant is granted a Dividend Equivalent as a result of an Award granted as a 102 Trustee Grant, the qualification of the Dividend Equivalent as a 102 Trustee Grant shall be subject to the express approval of the ITA.

4.6 If an Option granted as a 102 Trustee Grant is exercised during the Required Holding Period or Shares are issued upon vesting of an Award, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant. If such Shares are issued after the Required Holding Period has elapsed, the Shares issued upon such exercise shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Eligible 102 Participant directly, provided that the Participant first complies with all applicable provisions of the Plan.

4.7 To avoid doubt, notwithstanding anything to the contrary in the Plan, no Award qualifying as a 102 Trustee Grant shall be substitued for payment in cash or any other form of consideration, including Options or Shares, in the absence of the express approval of the ITA in advance for such substitution.

5.	Assignability

As long as an Award or Shares are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the Award or Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6.	Tax Consequences

6.1 Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby, or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant. The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Awards granted under the Plan and the exercise or vesting or sale thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Participant, and/or (ii) requiring a Participant to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares, and/or (iii) by causing the exercise of options and/or the sale of Shares held by or on behalf of a Participant to cover such liability, up to the amount required to satisfy minimum statuary withholding requirements. In addition, the Participant will be required to pay any amount which exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2 With respect to Non-Trustee Grants, if the Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7.	Governing Law and Jurisdiction

Notwithstanding any other provision of the Plan, with respect to Participants subject to this Appendix, the Plan and all instruments issued thereunder or in connection therewith shall be governed by, and interpreted in accordance with, the laws of the State of Israel applicable to contracts made and to be performed therein.

8.	Securities Laws

Without derogation from the provisions of Section 10.6(a) of the Plan, all Awards hereunder shall be subject to compliance with the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder.

*  *  *

EXHIBIT A

TO RESTRICTED STOCK UNIT AWARD GRANT NOTICE

eBAY INC. RESTRICTED STOCK UNIT AWARD AGREEMENT

FOR PARTICIPANTS IN ISRAEL

Pursuant to the Restricted Stock Unit Award Grant Notice (the “Grant Notice”) to which this Restricted Stock Unit Agreement (the “Agreement”), including the Appendix, if any, for Participant’s country, is attached, eBay Inc., a Delaware corporation (the “Company”) has granted to Participant the right to receive the number of Restricted Stock Units (the “RSUs”) under the 2008 Global Equity Incentive Award Plan, as amended from time to time (the “Plan”) and the Appendix thereto for Israeli taxpayers (the “Appendix”), as set forth in the Grant Notice.

GENERAL

1. Definitions. All capitalized terms used in this Agreement without definition shall have the meanings ascribed in the Plan, the Appendix and the Grant Notice.

2. Incorporation of Terms of Plan. The RSU award is subject to the terms and conditions of the Plan and the Appendix, which are incorporated herein by reference. In the event of any inconsistency between the Plan and the Appendix and this Agreement, the terms of the Plan and the Appendix shall control.

AGREEMENT

1. Grant of the RSUs. As set forth in the Notice of Grant, the Company hereby grants Participant RSUs in exchange for services over the vesting period to the Company or an Affiliate subject to all the terms and conditions in this Agreement the Grant Notice, the Plan and the Appendix. The RSUs are granted as a 102 Capital Gains Track Grant, subject to the terms and conditions of Section 102(b)(2) of the Income Tax Ordinance (New Version) – 1961 (the “ITO”), the Plan, which is incorporated herein by reference, and the Trust Agreement, entered into between the Company and Tamir Fishman Trusts (2004) Ltd. (the “Trustee”). However, no shares of Stock (the “Shares”) shall be issued to Participant until the time set forth in Section 2 below. Prior to actual issuance of any Shares, such RSUs will represent an unsecured obligation of the Company, payable only from the general assets of the Company.

2. Issuance of Shares. Shares shall be issued for the benefit of Participant (as described below) on or as soon as administratively practicable following each vesting date as set forth in the Grant Notice (and in no event later than 2-1/2 months following the end of the year in which such vesting date occurs), provided that Participant has not experienced a termination of Continuous Service with the Company or an Affiliate on or prior to such date (the “Vesting Date”). After each such date the Company shall promptly cause to be issued (either in book-entry form or otherwise) for the benefit of Participant or Participant’s beneficiaries, as the case may be, Shares with respect to RSUs that became vested on such Vesting Date. In the event Participant’s Continuous Services terminates, the RSUs shall cease vesting immediately upon such cessation of active service and the unvested RSUs awarded by this Agreement shall be forfeited.

3. Trustee. The Shares will be issued in the name of the Trustee as required by law to qualify under Section 102, for the benefit of Participant. Participant shall comply with the ITO, the Rules, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Trustee will hold the Shares for the Required Holding Period, as set forth in the Appendix. Participant hereby undertakes to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation to the Plan and the Appendix, or any Shares issued to the Trustee hereunder. Participant hereby confirms that s/he shall execute any and all documents that the Company or the Trustee may reasonably determine to be necessary in order to comply with the ITO and, in particular, the Rules.

4. Taxes. Regardless of any action the Company or an Affiliate takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), Participant acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by Participant is and remains Participant’s responsibility and that the Company or an Affiliate except explicitly as provided in the Appendix (a) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including the grant or vesting of the RSUs, the subsequent sale of Shares acquired under the Plan and the receipt of dividends or dividend equivalents, if any; and (b) does not commit to structure the terms of the RSUs or any aspect of the RSUs to reduce or eliminate Participant’s liability for Tax-Related Items.

Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to require payment to the Company or an Affiliate of any Tax-Related Items required to be withheld with respect to the issuance of the RSUs, the distribution of Shares with respect thereto, or any other taxable event related to the RSUs, including without limitation any additional Tax-Related items incurred as a result of non-compliance with the requirements of Section 102 and the Rules, if applicable. In this regard, at the time of the taxable event, Participant authorizes the Company or an Affiliate to have the applicable Company-designated broker to sell on the market a portion of the Shares that have an aggregate market value sufficient to pay the Tax-Related Items (including an additional number of Shares to cover any additional Tax-Related Items incurred as a result of such sale) (a “Sell to Cover”). Any Sell to Cover arrangement shall be pursuant to terms specified by the Company from time to time. No fractional Shares will be withheld, sold to cover the Tax-Related Items or issued pursuant to the grant of RSUs and the issuance of Shares thereunder; unless determined otherwise by the Company, any additional withholding for Tax-Related Items necessary for this reason will be done by the Company or an Affiliate, in its sole discretion, through Participant’s paycheck or other cash compensation paid to Participant by the Company and/or an Affiliate or through direct payment by Participant to the Company in the form of cash, check or other cash equivalent.

Instead of or in combination with the Sell to Cover withholding method above, Participant authorizes the Company and/or an Affiliate, at their discretion, and in each case to the extent permissible under local law, to satisfy the obligations with regard to all Tax-Related Items legally payable by Participant in one or any combination of the forms specified below:

(a)	by requiring Participant to pay an amount necessary to pay the Tax-Related Items directly to the Company or an Affiliate in the form of cash, check or other cash equivalent;

(b)	by the deduction of such amount from wages or other cash compensation payable to Participant by the Company and/or an Affiliate; or

(c)

by withholding a net number of vested whole Shares otherwise issuable having a then current Fair Market Value not exceeding the amount necessary to satisfy the withholding obligation of the Company or an Affiliate based on the minimum applicable statutory withholding rates.

If the Company satisfies the obligation for Tax-Related Items by withholding a number of whole Shares as described in clause (c) above, Participant is deemed to have been issued the full number of Shares subject to the award of RSUs, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items due.

The Company shall not be obligated to deliver any new certificate representing Shares issuable with respect to the RSUs to the Trustee for the benefit of Participant or Participant’s legal representative unless and until Participant or Participant’s legal representative shall have paid or otherwise satisfied in full the amount of all Tax-Related Items applicable to the taxable income of Participant resulting from the grant of the RSUs, the distribution of the Shares issuable with respect thereto, or any other taxable event related to the RSUs.

5. Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company with respect to any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued and recorded on the records of the Company or its transfer agents or registrars, and delivered to the Trustee for the benefit of Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

6. Conditions to Issuance of Certificates. Notwithstanding any other provision of this Agreement, the Company shall not be required to issue or deliver any certificate or certificates for any Shares prior to the fulfillment of all of the following conditions: (a) the admission of the Shares to listing on all stock exchanges on which such Shares are then listed, (b) the completion of any registration or other qualification of the Shares under any state, federal, or local law or under rulings or regulations of the U.S. Securities and Exchange Commission or other governmental regulatory body, which the Company shall, in its sole and absolute discretion, deem necessary and advisable, (c) the obtaining of any approval or other clearance from any governmental agency that the Company shall, in its absolute discretion, determine to be necessary or advisable, and (d) the lapse of any such reasonable period of time following the date the RSUs vest as the Company may from time to time establish for reasons of administrative convenience.

7. Plan Governs. This Agreement is subject to all terms and provisions of the Plan and the Appendix. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan and/or the Appendix, the provisions of the Plan and/or Appendix will govern.

8. Award Not Transferable. This grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

9. Not a Contract of Employment. Nothing in this Agreement or in the Plan, nor Participant’s participation in the Plan, shall confer upon Participant any right to continue to serve as an Employee, Director or Consultant of the Company or any Affiliate. In the event that Participant is not an Employee of the Company, the grant will not be interpreted to form an employment contract with the Company, Participant’s employer or any Affiliate.

10. Nature of Grant. In accepting the RSUs, Participant acknowledges that: (a) the grant of the RSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs even if RSUs have been granted repeatedly in the past; (b) all decisions with respect to future awards of RSUs, if any, will be at the sole discretion of the Company; (c) Participant’s participation in the Plan is voluntary; (d) RSUs are extraordinary items that do not constitute regular compensation for services rendered to the Company or any Affiliate, and that are outside the scope of Participant’s employment contract, if any; (e) RSUs are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy or end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments; (f) the future value of the underlying Shares is unknown and cannot be predicted with certainty; (g) in consideration of the award of RSUs, no claim or entitlement to compensation or damages shall arise from termination of the RSUs or any diminution in value of the RSUs or Shares received when the RSUs vest resulting from termination of Continuous

Service by the Company or any Affiliate (for any reason whatsoever and whether or not in breach of local labor laws), and Participant irrevocably releases the Company and/or the Affiliate from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, Participant shall be deemed irrevocably to have waived his or her entitlement to pursue such claim; (h) in the event of involuntary termination of Participant’s Continuous Service (whether or not in breach of local labor laws), Participant’s right to receive RSUs and vest under the Plan, if any, will terminate effective as of the date that Participant is no longer actively employed and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); the Board shall have the exclusive discretion to determine when Participant is no longer actively employed for purposes of the RSUs; (i) the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares; and (j) Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

11. Data Privacy. Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Participant’s personal data as described in this Agreement by and among, as applicable, Participant’s employer, the Company, and any Affiliate for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.

Participant understands that the Company and the employing Affiliate may hold certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Affiliate, details of all RSUs or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Personal Data”). Participant understands that Personal Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in Participant’s country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than Participant’s country. Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Personal Data by contacting Participant’s local human resources representative. Participant authorizes the recipients to receive, possess, use, retain and transfer the Personal Data, in electronic or other form, for the purposes of implementing, administering and managing Participant’s participation in the Plan, including any requisite transfer of such Personal Data as may be required to a broker or other third party with whom Participant may elect to deposit any Shares received upon vesting of the RSUs. Participant understands that Personal Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that he or she may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consents herein, without cost, by contacting in writing Participant’s local human resources representative. Participant understands that refusal or withdrawal of consent may affect Participant’s ability to realize benefits from the RSUs. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

12. Governing Law. The laws of the State of Delaware shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement, if any, for Participant’s country, regardless of the law that might be applied under principles of conflicts of laws.

13. Conformity to Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the U.S. Securities Act and the Exchange Act, and any and all regulations and rules promulgated thereunder by the U.S.

Securities and Exchange Commission, including without limitation Rule 16b-3 under the Exchange Act. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the awards are granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

14. Amendment, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise suspended or terminated at any time or from time to time by the Board, provided, that, except as may otherwise be provided by the Plan, no amendment, suspension or termination of this Agreement shall adversely affect the RSUs in any material way without the prior written consent of Participant.

15. Notices. Notices required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the post by certified mail, or its non-U.S. equivalent, with postage and fees prepaid, addressed to Participant to his address shown in the Company records, and to the Company at its principal executive office.

16. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, and to the extent permissible under local law, this Agreement shall be binding upon Participant and his or her heirs, executors, administrators, successors and assigns.

17. Compliance in Form and Operation. This Agreement, the RSUs and payments made pursuant to this Agreement are intended to comply with or qualify for an exemption from Section 409A of the Code and the Treasury Regulations thereunder (“Section 409A”) and shall be interpreted in a manner consistent with that intention. Notwithstanding any other provision of this Agreement, the Company reserves the right, to the extent the Company deems necessary or advisable, in its sole discretion, to unilaterally amend the Plan and/or this Agreement to ensure that all RSUs are awarded in a manner that qualifies for exemption from or complies with Section 409A, provided, however, that the Company makes no representations that the RSUs will comply with or be exempt from Section 409A and makes no undertaking to preclude Section 409A from applying to this RSU award.

18. Electronic Delivery. The Company may, in its sole discretion, decide (a) to deliver by electronic means any documents related to the RSUs granted under the Plan, Participant’s participation in the Plan, or future Stock Awards that may be granted under the Plan or (b) to request by electronic means Participant’s consent to participate in the Plan. Participant hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or any third party designated by the Company.

19. Language. If Participant has received this Agreement, for Participant’s country, or any other document related to the Plan translated into a language other than English, and if the translated version is different than the English version, the English version will control.